UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
 SEC File No. 000-54001
CUSIP Number:  74364W 104
(Check One):
   Form 10-K   _Form 20-F   _Form 11-K   X Form 10-Q   _Form 10-D   _Form N-SAR    _Form N-CSR

For Period Ended:   September 30, 2011
           Transition Report on Form 10-K
           Transition Report on Form 20-F
           Transition Report on Form 11-K
           Transition Report on Form 10-Q
           Transition Report on Form  N–SAR
           For the Transition Period Ended:_______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Protect Pharmaceutical Corporation

Full Name of Registrant

Former Name if Applicable:

116 Village Boulevard, Suite 200

Address of Principal Executive Office (Street and Number)

Princeton, New Jersey 08540

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form –SAR, or portion thereof, will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on the or before the fifth calendar day following the prescribed due date: and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N–SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has not yet finalized its financial statements for the quarterly period ended September 30, 2011, nor has the registrants independent certifying auditors had the opportunity to review the financial statements.  Accordingly, the registrant has not been able to complete its quarterly report on Form 10-Q for September 30, 2011 and have its unaudited financial statements for the period reviewed by its independent certifying auditors.  The registrant expects that the report will be completed and financial statements reviewed by its auditors so that the quarterly report on Form 10-Q can be completed and filed within the prescribed extension period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Leonard E. Neilson                                  (801)                                          733-0800
                      (Name)                                           (Area Code)                         (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is not, identify reports(s).Yes X  No__

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes__ No X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Protect Pharmaceutical Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2011	By /S/ Ramesha Sesha
Remesha Sesha CEO

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).